UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

PLAYSTUDIOS, Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share
(Title of Class of Securities)

Class A common stock: 72815G 108
(CUSIP Number)

10150 Covington Cross Drive
Las Vegas, Nevada 89144
(725) 877-7000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 21, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72815G 108	Page 2 of 5

1	NAME OF REPORTING PERSONS
Andrew Pascal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,322,093(1)(2)
	8	SHARED VOTING POWER
0
	9	SOLE DISPOSITIVE POWER
18,322,093(1)(2)
	10	SHARED DISPOSITIVE POWER
0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,322,093(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
14.3% of the Class A common stock and 100.0% of the Class B common stock(2)(3)
14	TYPE OF REPORTING PERSON
IN
(1)Consists of (i) 13,217,295 shares of Class B common stock, par value $0.0001 per share (the “Class B Common Stock”), of PLAYSTUDIOS, Inc. (the “Issuer”) held of record by DreamStreet Holdings, LLC, (ii) 2,913,005 shares of Class B Common Stock held of record by the Pascal Family Trust and (iii) 2,191,793 shares of Class B Common Stock underlying stock options exercisable within 60 days of June 21, 2021. Excludes 3,026,112 shares of Class B Common Stock that are issuable to the Reporting Person pursuant to certain earnout rights received in the Business Combination (as defined below) described in this Schedule 13D.
(2)Each share of Class B Common Stock is convertible at any time at the option of the holder into one share of Class A common stock, par value $0.0001 per share (the “Class A Common Stock”), of the Issuer. Upon transfer, each share of Class B Common Stock will convert into a share of Class A Common Stock, subject to certain limited exceptions. The rights of the holders of Class A Common Stock and Class B Common Stock are identical, except with respect to conversion rights (noted above) and voting rights. Each share of Class B Common Stock is entitled to twenty votes per share, whereas each share of Class A Common Stock is entitled to one vote per share. Ownership of Class A Common Stock assumes conversion of all such reporting person’s shares of Class B Common Stock into shares of Class A Common Stock.
(3)Calculated based on 109,623,364 shares of Class A Common Stock and 16,130,300 shares of Class B Common Stock issued and outstanding as of June 21, 2021 as reported in the Issuer’s Form 8-K filed with the U.S. Securities and Exchange Commission on June 25, 2021.

CUSIP No. 72815G 108	Page 3 of 5
Item 1. Security and Issuer
This statement on Schedule 13D (the “Schedule 13D”) relates to the Class A Common Stock of the Issuer. The principal executive office of the Issuer is located at 10150 Covington Cross Drive, Las Vegas, Nevada 89144.
Item 2. Identity and Background
(a)This Schedule 13D is filed by Andrew Pascal (the “Reporting Person”).
(b)The address of the principal business and principal office of the Reporting Person is c/o PLAYSTUDIOS Inc., 10150 Covington Cross Drive, Las Vegas, Nevada 89144.
(c)Andrew Pascal is currently the Chairman of the Board of Directors (the “Board”) and Chief Executive Officer of the Issuer.
(d)During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)During the last five years, to the knowledge of the Reporting Person, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.
(f)See responses to Item 6 on the cover page.
Item 3. Source and Amount of Funds or Other Consideration
The shares of Class A Common Stock reported herein as being beneficially owned by the Reporting Person were issued to the Reporting Person following the completion of the business combination (the “Business Combination”) on June 21, 2021 (the “Closing Date”) as contemplated by that certain Agreement and Plan of Merger, dated February 1, 2021 (the “Merger Agreement”), by and among Acies Acquisition Corp., a Cayman Islands exempted company (prior to the Closing Date, “Acies”), Catalyst Merger Sub I, Inc., a Delaware corporation and a direct wholly owned subsidiary of Acies, Catalyst Merger Sub II, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Acies, and PlayStudios, Inc., a Delaware corporation (“Old PLAYSTUDIOS”). In connection with the closing of the Business Combination, the registrant changed its name from Acies to PLAYSTUDIOS, Inc.
At the effective time of the Business Combination, stock consideration was issued to (i) the then-current holders of stock in Old PLAYSTUDIOS (other than the Reporting Person and certain of his affiliates) in the form of Class A Common Stock and (ii) the Reporting Person and certain of his affiliates in the form of Class B Common Stock.
In connection with the Business Combination, the holders of shares of capital stock of Old PLAYSTUDIOS and outstanding unexercised vested options to purchase shares of Old PLAYSTUDIOS capital stock have the contingent right to receive up to an additional 15,000,000 shares (the “Earnout Shares”) of the Issuer’s common stock in the aggregate, payable in two equal tranches if the closing price of the Class A Common Stock exceeds $12.50 and $15.00 per share, respectively, for any 20 trading days within any 30-trading day period commencing on or after the 150th day following the Closing Date and ending no later than the five-year anniversary of the Closing Date (the Earnout Shares will also vest based on the price targets in connection with a sale of the Issuer). The Reporting Person has the contingent right to receive up to 3,026,112 Earnout Shares in the form of Class B Common Stock. Such Earnout Shares are excluded from the Reporting Person’s beneficial ownership as reported herein because the Reporting Person does not currently have the right to acquire any Earnout Shares.
Item 4. Purpose of the Transaction
The information regarding the Business Combination set forth in Item 3 above is incorporated into this Item 4 by reference. All of the shares of Class A Common Stock and Class B Common Stock beneficially owned by the Reporting Person, as reported in this Schedule 13D, were received in connection with the Business Combination.
As of June 21, 2021, the Reporting Person had the power to direct 77.1% of the voting power of the Issuer. The Reporting Person also serves as the Chairman of the Board and Chief Executive Officer of the Issuer, and, in such capacity, may participate in discussions regarding every aspect of the Issuer’s governance, management and operations, whether with other members of management, other members of the Board, investors, advisers and other persons, and have control over the corporate activities of the Issuer, including activities which may relate to items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Subject to the Issuer’s Insider Trading Policy and certain lockup restrictions in the Issuer’s bylaws described in Item 6 below, the Reporting Person may from time to time buy or sell securities of the Issuer as appropriate for his personal circumstances and reflecting his overall investment posture. Other than as described above and elsewhere in this Schedule 13D, the Reporting Person does not have any present plans or proposals that relate to or would result in any of the matters described in subparagraphs (a) through (j) of Item 4

CUSIP No. 72815G 108	Page 4 of 5
of Schedule 13D, although the Reporting Person may change his purpose or formulate plans or proposals with respect thereto at any time with other advisors, the Issuer or other persons.
Item 5. Interest in Securities of the Issuer
(a)See responses to Item 13 on the cover page.
(b)See responses to Items 7, 8, 9 and 10 on the cover page.
(c)The Reporting Person was involved in the Business Combination as the founder and Chief Executive Officer of Old PLAYSTUDIOS. Except as set forth in this Schedule 13D, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Class A Common Stock and Class B Common Stock during the sixty days prior to the date of filing this Schedule 13D.
(d)Except as described in Item 3, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of the Class A Common Stock and the Class B Common Stock beneficially owned by the Reporting Person as reported in this Schedule 13D.
(e)Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
The Reporting Person is a party to that certain Amended and Restated Registration Rights Agreement, dated as of June 21, 2021 and as it may be amended, restated or otherwise modified from time to time (the “RRA”), by and among the Issuer, Acies Acquisition LLC, the Reporting Person and the other parties thereto. Pursuant to the RRA, the Issuer is required to register for resale the securities held by the Reporting Person. In addition, pursuant to the RRA, the Reporting Person will have certain demand and piggyback registration rights.
Pursuant to the Issuer’s bylaws, without the prior written consent of the Board and subject to certain exceptions, the Reporting Person may not transfer securities of the Issuer issued as consideration pursuant to the Merger Agreement until the date that is 12 months after the Closing Date, except that beginning on the date that is 180 days after the Closing Date, the Reporting Person may transfer an amount of such securities equal to the lesser of (A) 5% of the securities held by him and (B) 50,000 of such securities.
Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the person named in Item 2 above or between such person and any other person with respect to any securities of the Issuer.
Item 7. Material to be Filed as Exhibits

Exhibit Number	Description
1
Agreement and Plan of Merger, dated as of February 1, 2021, by and among Acies Acquisition Corp., Catalyst Merger Sub I, Inc., a wholly owned subsidiary of Acies Acquisition Corp., Catalyst Merger Sub II, LLC, a wholly owned subsidiary of Acies Acquisition Corp. and PlayStudios, Inc. (incorporated by reference to Exhibit 2.1 to the Issuer’s Current Report on Form 8-K filed June 25, 2021).

2	Bylaws of PLAYSTUDIOS, Inc. (incorporated by reference to Exhibit 3.2 to the Issuer’s Current Report on Form 8-K filed June 25, 2021).
3
Amended and Restated Registration Rights Agreement, dated as of June 21, 2021, by and among the Issuer. Acies Acquisition LLC, and certain stockholders of PLAYSTUDIOS, Inc. (incorporated by reference to Exhibit 10.3 to the Issuer’s Current Report on Form 8-K filed June 25, 2021).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 1, 2021

By:	/s/ Andrew Pascal
Name:	Andrew Pascal